SOUTHWESTERN ENERGY COMPANY

10000 Energy Drive

Spring, Texas 77389

October 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southwestern Energy Company

and the Additional Registrants listed on Annex A hereto

File No. 333-259343

Filed September 3, 2021

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-259343) (the “Registration Statement”) of Southwestern Energy Company and each of the subsidiary guarantors set forth on Annex A hereto (collectively, the “Registrants”), registering the offer to exchange (the “Exchange Offer”) up to $698,528,000 aggregate principal amount of 5.375% Senior Notes due 2029 registered on the Registration Statement (together with the guarantees thereof, the “New Notes”) for a like aggregate principal amount of issued and outstanding 5.375% Senior Notes due 2029 (together with the guarantees thereof, the “Outstanding Notes”). The Registrants are registering the Exchange Offer in reliance on the position of the Staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988) (hereinafter, Exxon Capital Holdings), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). The Registrants represent as follows:

1.

The Registrants have not entered into any arrangement or understanding with any person who will receive the New Notes to distribute those securities following completion of the Exchange Offer. To the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and will not participate in the Exchange Offer with a view to distribute the New Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus.

2.

The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

3.

The Registrants will include in the prospectus for the Exchange Offer (a) an acknowledgement that such participant does not intend to engage in a distribution of the New Notes and (b) an acknowledgement for each person that is a broker-dealer exchanging Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, that such person will satisfy any prospectus delivery requirements in connection with any resale of such New Notes, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Michelle Gasaway, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel, at (213) 687-5122.

Very truly yours,

SOUTHWESTERN ENERGY COMPANY

By: /s/ Chris Lacy
Name: Chris Lacy
Title: Vice President, General Counsel and Secretary

ANGELINA GATHERING COMPANY, LLC
A.W. REALTY COMPANY, LLC
SWN DRILLING COMPANY, LLC
SWN E&P SERVICES, LLC
SWN ENERGY SERVICES COMPANY, LLC
SWN INTERNATIONAL, LLC
SWN MIDSTREAM SERVICES COMPANY, LLC
SWN PRODUCER SERVICES, LLC
SWN PRODUCTION COMPANY, LLC
SWN PRODUCTION (LOUISIANA), LLC
SWN PRODUCTION (OHIO), LLC
SWN WATER RESOURCES COMPANY, LLC
SWN WELL SERVICES, LLC

By:	/s/ Chris Lacy
Name:	Chris Lacy
Title:	Vice President, General Counsel and Secretary

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Annex A

Additional Registrants

1.	Angelina Gathering Company, LLC, a Texas limited liability company

2.	A.W. Realty Company, a Texas limited liability company

3.	SWN Drilling Company, LLC, a Texas limited liability company

4.	SWN E & P Services, LLC, a Texas limited liability company

5.	SWN Energy Services Company, LLC, a Texas limited liability company

6.	SWN International, LLC, a Delaware limited liability company

7.	SWN Midstream Services Company, LLC, a Texas limited liability company

8.	SWN Producer Services, LLC, a Texas limited liability company

9.	SWN Production Company, LLC, a Texas limited liability company

10.	SWN Production (Louisiana), LLC, a Texas limited liability company

11.	SWN Production (Ohio), LLC, a Texas limited liability company

12.	SWN Water Resources Company, LLC, a Texas limited liability company

13.	SWN Well Services, LLC, a Texas limited liability company

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